EXHIBIT 99.1

Colliers Reports Solid Second Quarter Results

Growth across all service lines and segments

Second quarter and year to date operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2024	2023	2024	2023

Revenues	$1,139.4	$1,078.0	$2,141.3	$2,043.9
Adjusted EBITDA (note 1)	155.6	147.1	264.3	251.7
Adjusted EPS (note 2)	1.36	1.31	2.13	2.16

GAAP operating earnings	114.7	75.3	158.1	97.4
GAAP diluted net earnings (loss) per share	0.73	(0.16)	0.99	(0.61)

TORONTO, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the second quarter ended June 30, 2024. All amounts are in US dollars.

For the second quarter ended June 30, 2024, revenues were $1.14 billion, up 6% (6% in local currency) and Adjusted EBITDA (note 1) was $155.6 million, up 6% (6% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $1.36, relative to $1.31 in the prior year quarter. Second quarter adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. The GAAP operating earnings were $114.7 million as compared to $75.3 million in the prior year quarter. The GAAP diluted net earnings per share were $0.73 relative to a diluted net loss per share of $0.16 in the prior year quarter. The second quarter GAAP diluted net earnings per share EPS would have been approximately $0.01 higher excluding foreign exchange impacts.

For the six months ended June 30, 2024, revenues were $2.14 billion, up 5% (5% in local currency) and adjusted EBITDA (note 1) was $264.3 million, up 5% (6% in local currency) versus the prior year period. Adjusted EPS (note 2) was $2.13, relative to $2.16 in the prior year period. Adjusted EPS for the year would have been approximately $0.02 higher excluding foreign exchange impacts. The GAAP operating earnings were $158.1 million as compared to $97.4 million in the prior year period. The GAAP diluted net earnings per share were $0.99 compared to a diluted net loss per share of $0.61 in the prior year period. The GAAP diluted net earnings per share would have been approximately $0.02 higher excluding changes in foreign exchange rates.

“Colliers delivered solid second quarter results with growth across all service lines and segments. Leasing revenues exceeded expectations while Capital Markets saw modest growth for the first time since the second quarter of 2022. As expected, our high-value, recurring service lines – Outsourcing & Advisory and Investment Management – continued to deliver solid and predictable growth during the quarter. As our business continues to meet expectations, we are maintaining our financial outlook for the year,” said Jay S. Hennick, Chairman & CEO of Colliers.

“Earlier this week, we completed the previously announced acquisition of Englobe, a leading multi-discipline engineering, environmental, and inspection services platform. This acquisition establishes Colliers as one of the top players in Canada, complements our rapidly growing engineering operations in the United States and Australia and aligns with our strategy of expanding our high-value recurring revenue streams, which now represents 72% of our earnings.”

“Since 2015, our committed leadership team, with substantial ownership, has continued to reposition our company to create growth and value for our shareholders. One step at a time, we have grown Colliers into a global leader in commercial real estate and expanded our business to include three complementary growth engines – Real Estate Services, Engineering, and Investment Management,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 68 countries, our 22,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of more than $4.4 billion and $96 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change	Six months ended		Change	Change
(in thousands of US$)	June 30		in US$ %	in LC %	June 30		in US$ %	in LC %
(LC = local currency)	2024	2023			2024	2023

Outsourcing & Advisory	$541,603	$519,578	4%	5%	$1,039,092	$974,508	7%	7%
Investment Management (1)	126,051	118,860	6%	6%	248,572	239,606	4%	4%
Leasing	288,918	256,684	13%	13%	532,155	495,071	7%	8%
Capital Markets	182,796	182,916	0%	1%	321,529	334,756	-4%	-3%
Total revenues	$1,139,368	$1,078,038	6%	6%	$2,141,348	$2,043,941	5%	5%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 6% and 3% for the three and six-month periods ended June 30, 2024, respectively.

Second quarter consolidated revenues were up 6% on a local currency basis driven by growth across all service lines, led by Leasing. Consolidated internal revenue growth measured in local currencies was 5% (note 4) versus the prior year quarter.

For the six months ended June 30, 2024, consolidated revenues increased 5% on a local currency basis on robust growth in Leasing and Outsourcing & Advisory, partly offset by a market-driven slowdown in Capital Markets activity. Consolidated internal revenues measured in local currencies were up 4% (note 4).

Segmented Second Quarter Results
Revenues in the Americas region totalled $682.7 million, up 8% (8% in local currency) versus $631.3 million in the prior year quarter, primarily attributable to higher Leasing activity as well as robust broad-based growth in Outsourcing & Advisory. Capital Markets revenues were up 2%. Adjusted EBITDA was $75.7 million, up 9% (9% in local currency) relative to the prior year quarter on higher revenues. GAAP operating earnings were $53.0 million, relative to $46.5 million in the prior year quarter.

Revenues in the EMEA region totalled $178.7 million, up 3% (3% in local currency) compared to $173.8 million in the prior year quarter, attributable to higher Leasing activity and modest growth in Outsourcing & Advisory revenues, while Capital Markets revenues were essentially flat. Adjusted EBITDA was $6.8 million, up 7% (6% in local currency) compared to $6.3 million in the prior year quarter on a lower cost base. The GAAP operating loss was $0.7 million compared to a loss of $5.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $151.9 million, down 1% (up 1% in local currency), compared to $153.9 million in the prior year quarter. Adjusted EBITDA was $24.6 million, up 7% (9% in local currency) primarily on lower operating costs. The GAAP operating earnings were $21.6 million, versus $19.6 million in the prior year quarter.

Investment Management revenues were $126.1 million relative to $118.9 million in the prior year quarter, up 6% (6% in local currency) on incremental revenues from new investor capital commitments. No passthrough revenues from historical carried interest were recognized in the current and prior year quarters. Adjusted EBITDA was $50.5 million, up 1% (1% in local currency) compared to the prior year quarter on higher revenues, partly offset by increased investments in new products, strategies and fundraising capabilities. The GAAP operating earnings were $55.0 million in the quarter versus $26.4 million in the prior year quarter. AUM was $96.4 billion as of June 30, 2024 compared to $96.3 billion as of March 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.9 million in the second quarter, flat relative to the prior year quarter. The corporate GAAP operating loss for the quarter was $14.2 million, versus $12.1 million in the second quarter of 2023.

Outlook for 2024
The Company’s outlook for 2024 is unchanged, except to reflect the partial year impact of the acquisition of Englobe:

		2024 Outlook
Measure	Actual 2023	Prior	Englobe	Revised (with Englobe)
Revenue growth	-3%	+5% to +10%	+3%	+8% to +13%
Adjusted EBITDA growth	-6%	+5% to +15%	+3%	+8% to +18%
Adjusted EPS growth	-23%	+10% to +20%	+1%	+11% to +21%

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook.

Revised Operating Segments
With the acquisition of Englobe, the Company’s engineering and project management capabilities have reached scale, with over 8,000 employees generating approximately $1.3 billion in annual revenues across 15 countries.

Starting in the third quarter of 2024, the Company will re-align its operating segment reporting to better reflect the overall business and its three complementary growth engines – Real Estate Services, Engineering, and Investment Management. The Real Estate Services segment will be comprised of the former Americas, EMEA and Asia Pacific regions, but excluding engineering and project management.

Conference Call
Colliers will be holding a conference call on Thursday, August 1, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$71,927	$35,001	$86,063	$34,094
Income tax	24,377	16,477	34,347	20,016
Other income, including equity earnings from non-consolidated investments	(932)	(886)	(1,583)	(4,206)
Interest expense, net	19,376	24,670	39,248	47,502
Operating earnings	114,748	75,262	158,075	97,406
Loss on disposal of operations	-	2,282	-	2,282
Depreciation and amortization	49,845	50,794	100,353	100,286
Gains attributable to MSRs	(3,712)	(6,052)	(5,027)	(9,087)
Equity earnings from non-consolidated investments	796	532	1,232	3,686
Acquisition-related items	(15,221)	11,668	(13,281)	38,136
Restructuring costs	1,722	7,038	8,833	7,781
Stock-based compensation expense	7,446	5,556	14,134	11,213
Adjusted EBITDA	$155,624	$147,080	$264,319	$251,703

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$71,927	$35,001	$86,063	$34,094
Non-controlling interest share of earnings	(11,224)	(13,816)	(20,145)	(24,757)
Interest on Convertible Notes	-	561	-	2,861
Loss on disposal of operations	-	2,282	-	2,282
Amortization of intangible assets	34,385	37,330	69,471	74,173
Gains attributable to MSRs	(3,712)	(6,052)	(5,027)	(9,087)
Acquisition-related items	(15,221)	11,668	(13,281)	38,136
Restructuring costs	1,722	7,038	8,833	7,781
Stock-based compensation expense	7,446	5,556	14,134	11,213
Income tax on adjustments	(9,606)	(11,845)	(20,733)	(23,193)
Non-controlling interest on adjustments	(7,141)	(5,773)	(13,271)	(10,926)
Adjusted net earnings	$68,576	$61,950	$106,044	$102,577

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2024	2023	2024	2023

Diluted net earnings (loss) per common share(1)	$0.73	$(0.14)	$0.99	$(0.57)
Interest on Convertible Notes, net of tax	-	0.01	-	0.04
Non-controlling interest redemption increment	0.48	0.59	0.33	0.77
Loss on disposal of operations	-	0.05	-	0.05
Amortization expense, net of tax	0.41	0.49	0.88	0.97
Gains attributable to MSRs, net of tax	(0.04)	(0.07)	(0.06)	(0.11)
Acquisition-related items	(0.36)	0.19	(0.37)	0.70
Restructuring costs, net of tax	0.02	0.11	0.14	0.12
Stock-based compensation expense, net of tax	0.12	0.08	0.22	0.19
Adjusted EPS	$1.36	$1.31	$2.13	$2.16

Diluted weighted average shares for Adjusted EPS (thousands)	50,479	47,422	49,671	47,442
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net cash provided by (used in) operating activities	$141,189	$98,973	$3,574	$(33,595)
Contingent acquisition consideration paid	300	2,719	3,038	2,991
Purchase of fixed assets	(12,480)	(22,179)	(29,353)	(41,062)
Cash collections on AR Facility deferred purchase price	34,930	28,539	68,848	59,311
Distributions paid to non-controlling interests	(38,521)	(40,059)	(48,827)	(51,120)
Free cash flow	$125,418	$67,993	$(2,720)	$(63,475)

4. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2024	2023	2024	2023
Revenues	$1,139,368	$1,078,038	$2,141,348	$2,043,941

Cost of revenues	687,062	640,650	1,293,307	1,226,910
Selling, general and administrative expenses	302,934	297,382	602,894	578,921
Depreciation	15,460	13,464	30,882	26,113
Amortization of intangible assets	34,385	37,330	69,471	74,173
Acquisition-related items (1)	(15,221)	11,668	(13,281)	38,136
Loss on disposal of operations	-	2,282	-	2,282
Operating earnings	114,748	75,262	158,075	97,406
Interest expense, net	19,376	24,670	39,248	47,502
Equity earnings from non-consolidated investments	(796)	(532)	(1,232)	(3,686)
Other income	(136)	(354)	(351)	(520)
Earnings before income tax	96,304	51,478	120,410	54,110
Income tax	24,377	16,477	34,347	20,016
Net earnings	71,927	35,001	86,063	34,094
Non-controlling interest share of earnings	11,224	13,816	20,145	24,757
Non-controlling interest redemption increment	23,979	28,036	16,537	36,340
Net earnings (loss) attributable to Company	$36,724	$(6,851)	$49,381	$(27,003)

Net earnings (loss) per common share

Basic	$0.73	$(0.15)	$1.00	$(0.61)
Diluted (2)	$0.73	$(0.16)	$0.99	$(0.61)

Adjusted EPS (3)	$1.36	$1.31	$2.13	$2.16

Weighted average common shares (thousands)
Basic	50,239	45,069	49,374	44,064
Diluted	50,479	45,362	49,671	44,064

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method was dilutive for the three months ended June 30, 2023 and anti-dilutive for the six months ended June 30, 2023.
(3)	See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	June 30,	December 31,	June 30,
(unaudited)	2024	2023	2023

Assets
Cash and cash equivalents	$162,625	$181,134	$172,371
Restricted cash (1)	78,060	37,941	85,207
Accounts receivable and contract assets	723,531	726,764	669,311
Mortgage warehouse receivables (2)	140,974	177,104	77,443
Prepaids and other assets	329,716	306,829	287,490
Warehouse fund assets	49,285	44,492	41,084
Current assets	1,484,191	1,474,264	1,332,906
Other non-current assets	212,301	188,745	182,305
Warehouse fund assets	286,171	47,536	-
Fixed assets	201,315	202,837	182,944
Operating lease right-of-use assets	380,699	390,565	365,198
Deferred tax assets, net	58,902	59,468	67,959
Goodwill and intangible assets	3,048,187	3,118,711	3,167,063
Total assets	$5,671,766	$5,482,126	$5,298,375

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$966,978	$1,104,935	$1,008,318
Other current liabilities	97,862	75,764	101,528
Long-term debt - current	9,618	1,796	8,960
Mortgage warehouse credit facilities (2)	132,869	168,780	70,009
Operating lease liabilities - current	87,350	89,938	88,659
Liabilities related to warehouse fund assets	146,636	-	-
Current liabilities	1,441,313	1,441,213	1,277,474
Long-term debt - non-current	1,354,241	1,500,843	1,659,461
Operating lease liabilities - non-current	371,618	375,454	348,707
Other liabilities	123,691	151,333	157,379
Deferred tax liabilities, net	37,635	43,191	44,722
Liabilities related to warehouse fund assets	43,000	47,536	-
Redeemable non-controlling interests	1,105,008	1,072,066	1,093,696
Shareholders' equity	1,195,260	850,490	716,936
Total liabilities and equity	$5,671,766	$5,482,126	$5,298,375

Supplemental balance sheet information
Total debt (3)	$1,363,859	$1,502,639	$1,668,421
Total debt, net of cash and cash equivalents (3)	1,201,234	1,321,505	1,496,050
Net debt / pro forma adjusted EBITDA ratio (4)	2.0	2.2	2.4

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding mortgage warehouse credit facilities.
(4)	Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$71,927	$35,001	$86,063	$34,094
Items not affecting cash:
Depreciation and amortization	49,845	50,794	100,353	100,286
Loss on disposal of operations	-	2,282	-	2,282
Gains attributable to mortgage servicing rights	(3,712)	(6,052)	(5,027)	(9,087)
Gains attributable to the fair value of loan
premiums and origination fees	(3,424)	(4,009)	(5,623)	(8,026)
Deferred income tax	(3,406)	(10,915)	(7,395)	(21,904)
Other	1,686	31,212	15,148	66,521
	112,916	98,313	183,519	164,166

Increase in accounts receivable, prepaid
expenses and other assets	(98,930)	(26,970)	(94,289)	(56,725)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	43,740	(2,654)	(2,902)	457
Decrease (increase) in accrued compensation	59,914	26,678	(87,018)	(153,630)
Contingent acquisition consideration paid	(300)	(2,719)	(3,038)	(2,991)
Mortgage origination activities, net	3,694	6,285	7,192	9,070
Sales to AR Facility, net	20,155	40	110	6,058
Net cash provided by (used in) operating activities	141,189	98,973	3,574	(33,595)

Investing activities
Acquisition of businesses, net of cash acquired	(17,772)	(59,698)	(17,772)	(59,698)
Purchases of fixed assets	(12,480)	(22,179)	(29,353)	(41,062)
Purchases of warehouse fund assets	(220,917)	(2,580)	(257,343)	(40,576)
Proceeds from disposal of warehouse fund assets	71,494	-	76,438	44,000
Cash collections on AR Facility deferred purchase price	34,930	28,539	68,848	59,311
Other investing activities	(22,718)	(8,476)	(58,133)	(29,543)
Net cash used in investing activities	(167,463)	(64,394)	(217,315)	(67,568)

Financing activities
Increase in long-term debt, net	106,528	47,248	1,476	219,668
Purchases of non-controlling interests, net	(7,083)	(3,789)	(9,737)	(16,333)
Dividends paid to common shareholders	-	-	(7,132)	(6,440)
Distributions paid to non-controlling interests	(38,521)	(40,059)	(48,827)	(51,120)
Issuance of subordinate voting shares	-	-	286,924	-
Other financing activities	2,964	(1,350)	17,093	13,637
Net cash provided by financing activities	63,888	2,050	239,797	159,412

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(2,386)	(1,704)	(4,446)	287

Net change in cash and cash
equivalents and restricted cash	35,228	34,925	21,610	58,536
Cash and cash equivalents and
restricted cash, beginning of period	205,457	222,653	219,075	199,042
Cash and cash equivalents and
restricted cash, end of period	$240,685	$257,578	$240,685	$257,578

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2024
Revenues	$682,679	$178,650	$151,884	$126,051	$104	$1,139,368
Adjusted EBITDA	75,667	6,777	24,553	50,489	(1,862)	155,624
Operating earnings (loss)	53,001	(661)	21,567	55,032	(14,191)	114,748

2023
Revenues	$631,332	$173,818	$153,915	$118,860	$113	$1,078,038
Adjusted EBITDA	69,588	6,315	23,032	50,042	(1,897)	147,080
Operating earnings (loss)	46,450	(5,053)	19,554	26,407	(12,096)	75,262

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2024
Revenues	$1,289,090	$325,218	$278,241	$248,572	$227	$2,141,348
Adjusted EBITDA	130,551	(5,209)	39,144	103,339	(3,506)	264,319
Operating earnings (loss)	82,038	(21,122)	33,107	93,912	(29,860)	158,075

2023
Revenues	$1,212,883	$317,189	$274,008	$239,606	$255	$2,043,941
Adjusted EBITDA	123,451	(4,946)	31,081	104,936	(2,819)	251,703
Operating earnings (loss)	79,321	(30,087)	24,593	41,211	(17,632)	97,406

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Chris McLernon
Chief Executive Officer, Real Estate Services

Christian Mayer
Chief Financial Officer
(416) 960-9500